UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

January 11, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 9.	Other Events

On January 11, 2017 the Board of Directors (the “Board”) of KeyStone Solutions, Inc., a Delaware corporation (“Keystone” or the “Company”), voted to expand the size of the Board from five members to six members, and to appoint Mr. Paul A. de Bary as an independent director of the Company. It is also the Company’s intention to appoint Mr. de Bary to the Audit Committee once the Audit Committee is formally established.

As previously disclosed by the Company in its Offering Statement on Form 1-A and the accompanying Offering Circular thereunder related to independent director compensation, in connection with his appointment as an independent director Mr. de Bary will be granted an option to purchase 25,000 shares of KeyStone common stock at an exercise price of $3.00 per share all of which are immediately exercisable.

Paul A. de Bary, 70, has been a member of the board of managers of TDI, LLC, an agent for a manufacturer of digital X-ray systems for medical, veterinary and industrial applications from 2001 through the present. He has also served as chairman of the board of ethics of the Town of Greenwich, Connecticut since 2008. He was a managing director at Marquette de Bary Co., Inc., a New York based broker-dealer, from 1996 to 2015, where he served as a financial advisor for state and local government agencies, public and private corporations and non-profit organizations, as well as general counsel. He previously served as a director of Empire Resorts, Inc. (Nasdaq: NYNY) from 1996 to 2010, where he served as chairman of its audit committee as well as, at various times throughout his tenure as a director, a member of the governance and compensation committees and various special committees. Prior to that, Mr. de Bary was a managing director in the Public Finance Department of Prudential Securities from 1994 to 1997 and a partner in the law firm of Hawkins, Delafield & Wood in New York from 1975 to 1994. Mr. de Bary received an AB in 1968, and an M.B.A. and J.D. in 1971 from Columbia University. Mr. de Bary is a member of the American Bar Association, the New York State Bar Association and the Association of the Bar of the City of New York. Mr. de Bary also serves as a director of several non-profit organizations, including the Columbia Club Foundation, the Society of Columbia Graduates and the AA Alumni Foundation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	January 12, 2017